26 November 2015	Lord Blackwell Chairman

Private & Confidential Ms Deborah McWhinney

Dear Deborah

Non executive Director Appointment - Lloyds Banking Group plc

Following our recent discussions, I am pleased to confirm that the Board of Lloyds Banking Group plc (“the company”) has approved in principle your appointment as a non-executive director.

All directors of the company also serve on the principal subsidiary boards of Lloyds Bank plc, HBOS Plc and Bank of Scotland plc. This letter also covers your appointment as a non-executive director of those companies. The boards generally meet simultaneously.

Your appointment is subject to the terms and conditions set out in this letter.

1.	Appointment

Your appointment will commence on or after 1 December 2015 and is for an initial term of three years, expiring at the Annual General Meeting (AGM) 2019. Appointments are reviewable annually. Subject to satisfactory performance and Board approval, you will be invited to stand for annual re-election by shareholders at the AGM in each year of your appointment.

Subject to a review of performance and the requirements of the board at the time, non executive directors may be invited to serve for a further term.

Continuation of your appointment is subject to:

•	where relevant, confirmation by the Prudential Regulatory Authority (PRA) and Financial Conduct Authority (FCA) that your application to carry out the non executive director controlled function as an approved person has been approved and to this status being maintained throughout your tenure (subject to changes due to be introduced under the Senior Managers and Certification Regime). All directors are required to adhere to the standards set by the regulator in relation to approved persons. Current requirements are set out in the Statements of Principle and Code of Practice for Approved Persons (APER), a copy of which is included in your appointment pack. Directors are reminded that they must inform the company and

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound. Edinburgh EH1 1YZ.

Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority under number 169628.

PRA and FCA of any significant changes in their personal circumstances which may have an impact on their status as approved persons/director;

•	satisfactory performance and contribution to the Board and any Board committees on which you serve;

•	election and re-election as a director by the company’s shareholders in general meeting as required by the company’s articles of association and codes to which the company subscribes, in particular, the Financial Reporting Council’s UK Corporate Governance Code.

2.	Termination

You will cease to hold the office of director if;

(i)	you resign from your appointment or choose not to stand for re-election;

(ii)	the company terminates your appointment or chooses not to propose you for re-election;

(iii)	shareholders fail to elect or re-elect you;

(iv)	you fail to meet, on an ongoing basis, the standards expected of an approved person; or

(v)	the articles of association or any law or regulation prevents you from continuing in office.

in the case of (i) and (ii) above, there is no entitlement to notice or to compensation for loss of office. However, the company will endeavour to give you reasonable notice where appropriate. You are requested to make the Chairman aware of any intention not to seek re-election so that the board can plan for orderly succession.

In the case of termination under (iii), (iv) or (v) above, your appointment will terminate automatically with immediate effect and without compensation.

3.	Board Committees

In addition to your appointment as a non executive director you will be required to serve on at least two Board Committees which may be subject to rotation. Initially, you will serve as:

•	Member, Audit Committee

•	Member, Risk Committee

You may also be required to serve on ad hoc Board Committees established from time to time for a specific purpose.

4.	Role

Your duties will be those required of a non-executive director. Non-executive directors have the same legal responsibilities as other directors.

The Board as a whole is collectively responsible for promoting the success of the company by directing the company’s affairs. As members of the unitary board, all directors are required to:

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•	provide sound leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed;

•	set the company’s strategy having regard to its risk appetite, ensuring that the necessary financial and human resources are in place for the company to meet its objectives, and review management performance; and

•	set the company’s values and standards and ensure that its obligations to its shareholders and others are met and understood.

5.	Key accountabilities

Non executive directors are expected to focus on the following key areas:

Strategy	Non-executive directors should constructively challenge management and help to develop proposals on strategy by bringing a different and external perspective to Board discussions.

Performance	Non-executive directors should support and scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance.

Risk	Non-executive directors should satisfy themselves that Board discussion and decision making on risk matters is based on accurate and appropriately comprehensive information and draws, as far as they believe it to be relevant or necessary, on external analysis and input. In particular, non-executive directors should satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust, adequate and effective.

People	Through membership of Board Committees, non-executive directors are responsible for determining appropriate policies, structure and levels of remuneration for executive directors and senior executive management and ensuring appropriate arrangements are in place for Board appointments and executive and non-executive succession planning.

6.	Time Commitment

As a non-executive director, you are required to devote such time as is necessary for the effective discharge of your duties. The likely minimum time commitment for your role is approximately 35 - 40 days per annum which is made up as follows:

•	Base time commitment for LBG non executive directors:	c.25 - 28 days
•	Additional time for membership of Audit Committee	c.5- 6 days
•	Additional time for membership of Risk Committee	c.5- 6 days

The estimated time commitment includes scheduled Board and Committee meetings relevant to your role, plus strategy sessions (including a 2-3 day offsite meeting), attendance at the AGM and preparation for meetings. A schedule of Board and committee meetings is included in your appointment pack.

The above minimum time commitment is based on planned events. From time to time, you may be required to attend meetings at short notice. In such cases, you will be required to make yourself available as appropriate.

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In your capacity as a director of Lloyds Banking Group plc, you may be required to attend or represent the Group at meetings with the regulator, the Government, investors or other third parties as appropriate.

Depending on your other commitments, you may be expected to relinquish other appointments to ensure that you can meet the legal and time commitments of the role. Legislation limits a director of a financial services company to holding a maximum of four non-executive director roles.

By accepting this appointment, you confirm that you are able to allocate sufficient time to meet the expectations of your role to the satisfaction of the board.

The agreement of the Chairman should be sought before accepting additional commitments that might affect your ability to meet the time commitments necessary to discharge your duties.

7.	Fees and Expenses

The following fees are payable in respect of your appointment:

•	Non-executive base fee	£ 65,000
•	Additional fee for membership of Audit Committee	£ 20,000
•	Additional fee for membership of Risk Committee	£ 20,000

Total fees payable:		£ 105,000

Fees are payable monthly in sterling and will be paid to a Lloyds bank account (or an account with any of the Lloyds Banking Group brands), held in your name. If you do not hold such an account, you will be required to open one for this purpose (subject to agreeing appropriate arrangements). Please contact the Company Secretary who will be happy to discuss these arrangements.

The company will reimburse you for all reasonable and properly documented expenses incurred by you in the performance of your duties.

8.	Outside Interests

It is accepted and acknowledged that you have business interests other than those of the company. As a condition of your appointment you are required to declare any such directorships, appointments and interests to the board in writing. If you take on any additional business interests or become aware of any potential conflicts of interest, these must be disclosed to the board as soon as they arise or become known to you. If at any time you are considering acquiring any new interest which might give rise to a conflict of interest with the company you must first discuss the matter with the Chairman and obtain a resolution of the board authorising such interest. Regardless of any approval given in relation to outside interests, it is your responsibility to ensure that you can meet the time commitment required by the role.

9.	Confidentiality

You will not use or disclose to any person, firm or organisation (except as required by law or to carry out your duties under this letter) any trade secrets, know-how, business information or other private or confidential information relating to the business, finances or affairs of the company or any member of the Lloyds Banking Group, or any customer of the company or any other information provided on the basis that it is confidential. You will use your best endeavours to prevent the unauthorised use or disclosure of any such information.

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This restriction will continue to apply after your appointment ends without limit in time but will not apply to information which becomes public, unless through unauthorised disclosure by you. After your appointment ends you wiil return all documents and information (whether written, visual or electronic) under your control which belong to the company or any member of the Lloyds Banking Group.

Your attention is also drawn to the requirements under both legislation and regulation relating to the disclosure of price sensitive information. You should avoid making any statements or engaging in any dealings that might contravene these requirements. The Company Secretary can provide further information and advice on these matters if required. Company policy is that all external communication on company affairs is restricted to the Chairman, Chief Executive and Corporate Affairs Director only.

10.	Induction

Following appointment, the company will provide further tailored induction to the extent required. You are entitled to request any additional information or briefings to assist you in the execution of your duties.

11.	Evaluation and review of performance

The performance of individual directors and the board and its committees is evaluated annually. In the interim, if there are any matters which you wish to discuss in relation to your role, please feel free to contact me.

12.	Directors’ Liability Indemnity and Insurance

To the extent permitted by law, directors are entitled to be indemnified by the company against all costs and liabilities incurred by them in execution of their duties. A deed of indemnity is included in your appointment pack for signature and return.

You will also have the benefit of any directors’ and officers’ insurance cover maintained from time to time by the company (but this shall not oblige the company to maintain any such cover either at all, or on current terms).

13.	Independent Professional Advice

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a director and it will be appropriate for you to consult independent advisers at the company’s expense. The company will reimburse the full cost of expenditure incurred.

14.	Disclosure and Dealings in Shares

The company may be required to include in its annual accounts a note of any material interest that a director may have in any transaction or arrangement that the company has entered into. You must disclose any such interest as soon as possible but no later than the board meeting at which the transaction or arrangement is first discussed so that the Board can note your interest and, if appropriate, approve any conflicts. A general notice that you are interested in any contracts with a particular person, firm or company is acceptable.

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During the continuation of your appointment you will be expected to comply (and to procure that your spouse and any connected persons comply) where relevant with any rule of law or regulation of any competent authority or of the company from time to time in force in relation to dealings in shares, debentures and other securities of the company and the unpublished price sensitive information affecting the shares, debentures and other securities of the company.

Details of the procedure for dealing in shares, together with explanatory notes on the code of market conduct/model code, will be in your appointment pack.

15.	Shareholdings

All directors are encouraged to hold shares in the company. If you would like to receive whole or part of your monthly fee in shares, we would be happy to make the necessary arrangements for you.

Please acknowledge receipt and acceptance of the above terms by signing and returning the enclosed copy of this letter.

Please do not hesitate to contact me for any assistance in any matters during the term of your appointment. I look forward to welcoming you to the Board.

Yours sincerely

Lord Blackwell
Chairman
Lloyds Banking Group plc

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I acknowledge receipt of the letter dated 26 November 2015 of which this is a copy and accept the terms of appointment.

Signed	/s/ Deborah McWhinnery

Date	26 November 2015
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